September 17, 2024

Kenneth Gianella
Chief Financial Officer
Quantum Corporation
224 Airport Parkway, Suite 550
San Jose, CA 95110

       Re: Quantum Corporation
           Form 10-K for Fiscal Year Ended March 31, 2024
           Filed June 28, 2024
           File No. 001-13449
Dear Kenneth Gianella:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2024
Explanatory Note

1. We note your disclosure regarding restatement of previously issued financial statements.
       Please tell us whether a recovery analysis of incentive-based compensation was performed. If no recovery analysis was performed, explain why. Describe the timing and terms of awards received during the fiscal year ended March 31, 2024 and your compensation recovery policy. In addition, please tell us what consideration was given to providing the disclosures pursuant to Item 402(w) of Regulation S-K and filing the company's clawback policy as an exhibit to your Form 10-K pursuant to
Item 601(b)(97)
       of Regulation S-K.
 September 17, 2024
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Brian Cabrera